Exhibit 99.1

CIS Acquisition Ltd.

(A Development Stage Company)

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Financial Statements:
Balance Sheet	F-3
Notes to the Balance Sheet	F-4

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CIS Acquisition Ltd.

We have audited the accompanying balance sheet of CIS Acquisition Ltd. (a development stage company) (the “Company”) as of December 21, 2012. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of CIS Acquisition Ltd. (a development stage company) as of December 21, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ Marcum llp

Marcum llp

New York, NY

December 28, 2012

F-2

CIS Acquisition Ltd.

(A Development Stage Company)

Balance Sheet

As of December 21, 2012

ASSETS:
Current Assets – Cash and Cash Equivalents	$803,758
Cash and cash equivalents held in trust account	41,600,000
Total assets	$42,403,758

LIABILITIES, REDEEMABLE CLASS A SHARES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accrued offering expenses	$44,521
Notes payable to an affiliate	387,155
Total current liabilities	431,676
Commitments
Class A shares, subject to possible redemption or tender, 3,500,000 shares at redemption value	36,400,000
Shareholders’ equity:
Preferred Shares, par value $0.0001 per share; 5,000,000 shares authorized; none issued or outstanding	—
Class A shares, par value $0.0001 per share; 25,000,000 shares authorized; 1,726,000 shares issued and outstanding (excluding 3,500,000 Class A Shares subject to possible redemption or tender) (1)	173
Class B shares, par value $0.0001 per share; 25,000,000 shares authorized; none issued or outstanding	—
Class C shares, par value $0.0001 per share; 25,000,000 shares authorized; none issued or outstanding	—
Ordinary shares, par value $0.0001 per share; 75,000,000 shares authorized; none issued or outstanding	—
Additional paid in capital	5,577,142
Deficit accumulated during the development stage	(5,233)
Total shareholders’ equity	5,572,082
Total liabilities, Redeemable Class A Shares and shareholders’ equity	$42,403,758

(1)	Includes an aggregate of 90,000 shares held by the founders that are subject to redemption for no consideration to the extent the underwriters’ over-allotment option is not exercised in full. (Note 6)

The accompanying notes are an integral part of these financial statements.

F-3

CIS Acquisition Ltd.

(A Development Stage Company)

Notes to the Balance Sheet

1	Organization and Plan of Business Operations

CIS Acquisition Ltd. (a corporation in the development stage) (the “Company”) is a newly formed company established under the laws of the British Virgin Islands as an innovated public acquisition company (“IPAC”) on November 28, 2011. An IPAC is a blank check company that permits the Company to return funds from a trust account to redeeming shareholders after the completion of an Acquisition Transaction (as defined below) The Company was formed to acquire, through a merger, share exchange, asset acquisition, share purchase, reorganization, exchangeable share transaction or other similar business transaction, one or more operating businesses or assets that the Company has not yet identified (“Acquisition Transaction”). The Company is considered to be in the development stage as defined in Financial Accounting Standards Board (“FASB”) Accounting Standard Codification, or ASC 915, “Development Stage Entities,” and is subject to risks associated with activities of development stage companies. Although the Company is not limited to a particular geographic region or industry, it intends to focus on operating businesses with primary operations in Russia and Eastern Europe.

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

The Company was required to determine if it was a foreign private issuer (“FPI”) under Rule 3b4(d) of the Exchange Act, as of a date within 30 days of the filing of the Registration Statement with the SEC for the Public Offering. The Company determined it was an FPI prior to the filing of the Registration Statement. As an FPI, the Company will be required to comply with the tender offer rules in connection with its initial Acquisition Transaction. The Company is required to determine its status as an FPI on an ongoing basis for all subsequent fiscal years as of the last day of its most recently completed second fiscal quarter. On such date, if the Company no longer qualifies as an FPI (as set forth in Rule 3b4 of the Exchange Act), the Company will then become subject to the US domestic issuer rules as of the first day of its fiscal year following the determination date.

At December 21, 2012, the Company had not yet commenced any operations. All activity through December 21, 2012 relates to the Company’s formation and the public offering as described below.

The registration statement for the Company’s initial public offering (“Public Offering”) was declared effective on December 18, 2012. On December 21, 2012, the Company consummated the Public Offering and received proceeds net of underwriter’s discount of $39,307,720 and received $3,375,000 from the issuance of 4,500,000 warrants (“Placement Warrants”) in a private placement (the “Private Placement”) and $2,720 from the issuance of 136,000 of its callable Class A Shares in a private placement (the “Underwriter Placement”).

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering, the Private Placement and the Underwriter Placement, although substantially all of the net proceeds are intended to be applied generally toward consummating an Acquisition Transaction. Furthermore, there is no assurance that the Company will be able to affect an Acquisition Transaction successfully. Upon the closing of the Public Offering, $41,600,000 ($10.40 per share sold in the Public Offering), including the proceeds of the Private Placement and the Underwriter Placement, is held in a trust account (the “Trust Account”) and will be invested in US government treasury bills having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, that invest solely in US Treasuries until the earlier of the consummation of the Company’s initial Acquisition Transaction and the Company’s failure to consummate an Acquisition Transaction within the prescribed time.

The Company’s units are listed on the Nasdaq Capital Markets (“Nasdaq”). Pursuant to the Nasdaq listing rules, the target business or businesses that the Company completes an Acquisition Transaction with must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (less taxes payable) at the time of the execution of a definitive agreement for its initial Acquisition Transaction, although the Company may acquire a target business whose fair value significantly exceeds 80% of the Trust Account balance.

F-4

The Company, after signing a definitive agreement for the acquisition of a target business, is required to provide shareholders who acquired shares in the Public Offering (“Public Shareholders”) with the opportunity to redeem their public shares for a pro rata share of the Trust Account by means of a tender offer (or it may have the option of conducting redemptions in conjunction with a proxy solicitation pursuant to the proxy rules if the Company is no longer an FPI). Each Public Stockholder will be entitled to receive a full pro rata portion of the amount then in the Trust Account ($10.40 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company or necessary to pay its taxes). The Company will consummate an initial Acquisition Transaction only if holders of no more than 87.5% of the public shares elect to convert (in case of a shareholder meeting) or sell their shares to the Company (in the case of a tender offer) and, solely if the Company seeks shareholder approval, a majority of the outstanding shares of a common stock voted are voted in favor of the Acquisition Transaction.

The Company is not required to obtain shareholder approval for the Acquisition Transaction, unless the nature of the acquisition would require such approval under applicable British Virgin Islands law. Public Shareholders will be entitled to redeem or will have their shares automatically redeemed for cash equal to the pro rata portion of the Trust Account in connection with the Acquisition Transaction, regardless of how it is structured. The manner in which Public Shareholders may redeem their shares or will have their shares automatically redeemed will depend on one of the following structures of the transaction:

Pre-acquisition tender offer: Prior to the consummation of an Acquisition Transaction, a tender offer would be initiated for all outstanding callable Class A Shares at a price equal to a pro rata share of the Trust Account. Public Shareholders will be entitled to tender all or a portion of their callable Class A Shares. However, the Company’s founders would not be eligible to tender any shares they own in such tender offer.

Post-acquisition tender offer: A Report of Foreign Private Issuer would be filed on Form 6-K with the SEC disclosing that the Company has entered into a definitive acquisition transaction agreement and intends to consummate the Acquisition Transaction without shareholder vote or a pre-acquisition tender offer. After filing, the Acquisition Transaction will be completed upon satisfaction of all closing conditions and, within 30 days of the closing, the Company will commence a tender offer for all outstanding callable Class B Shares. Public Shareholders will be entitled to tender all or a portion of their callable Class B Shares. Prior to the consummation of the Acquisition Transaction, the Company shall seek to have certain Class A shareholders (accredited investors who own 5% or more of shares) elect to convert all of their callable Class A Shares into Class C Shares on a one-for-one basis, with any remaining callable ClassA Shares automatically converting to callable Class B Shares immediately following consummation of the Acquisition Transaction. The Class C Shares are not eligible to participate in any post-acquisition tender offer. In case of (i) failure to commence the issuer tender offer within 30 days of consummation of the Acquisition Transaction, (ii) failure to complete the issuer tender offer within 6 months, or (iii) failure to complete the issuer tender offer within 21 months of the consummation of the Public Offering, then within 5 business days thereafter, the Company will automatically liquidate the Trust Account and release a pro rata portion of the Trust Account to Public Shareholders of Class B Shares.

If the Company is no longer an FPI and shareholder approval of the transaction is required by British Virgin Islands law or the NASDAQ Capital Market or the Company decides to obtain shareholder approval for business reasons, the Company will:

•	conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules, and
•	file proxy materials with the SEC.

The Company will consummate an Acquisition Transaction only if holders of no more than 87.5% of the shares sold in the Proposed Offering exercise their redemption rights.

F-5

The Company has until June 18, 2014 to complete the Acquisition Transaction. If the Company has an executed letter of intent, agreement in principal or definitive agreement with respect to an Acquisition Transaction prior to June 18, 2014, the time period will be automatically extended to September 18, 2014 if an initial filing with the SEC of a tender offer, proxy, or registration statement is made, but the Acquisition Transaction is not completed, by June 18, 2014.

If the Company is unable to complete a Acquisition Transaction within the allotted time, the Company will automatically dissolve and as promptly as practicable liquidate the Trust Account and release only to Public Shareholders a pro rata share of the Trust Account (initially $10.40 per share), plus any remaining net assets. If the Company elects to effect a post-acquisition tender offer and complete a Acquisition Transaction prior to such time period, but have not completed a post-acquisition tender offer within the stated period, the Company will not be required to liquidate and wind up affairs; however, the release of the funds in the case of a post-acquisition tender offer will be conditioned upon completion of such tender offer. The founders and holders of Underwriter Shares (defined below) have agreed to waive the right to participate in any distribution from the Trust Account, but not with respect to any units or callable Class A Shares they acquired in the Public Offering or acquire in the aftermarket.

Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers, prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. If the Company is unable to complete and Acquisition Transaction and is forced to dissolve and liquidate, our founders, by agreement, will jointly and severally indemnify the Company for all claims of contracted parties, to the extent the Company fails to obtain valid and enforceable waivers from such parties. Under these circumstances, the Company’s board of directors would have a fiduciary obligation to the Company’s shareholders to bring a claim against our founders to enforce their indemnification obligations. The Company has questioned our founders on their financial net worth and reviewed their financial information and believes they will be able to satisfy any indemnification obligations that may arise, although there can be no assurance of this. Our founders are under no obligation to us to preserve their assets or provide the Company with information regarding changes in their ability to satisfy these obligations.

2	Public Offering and Private Placement

In connection with the Public Offering, on December 21, 2012, the Company sold 4,000,000 Units at $10.00 per unit (“Units”) generating gross proceeds of $40,000,000. Each Unit consists of one callable Class A Share, $0.0001 par value, and one redeemable warrant (“Warrants”) to purchase one ordinary share of the Company. Each Redeemable Warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $10.00 commencing on the later of (a) December 18, 2013 and (b) the consolidation of each series of the Company’s ordinary shares into one class of ordinary shares, and will expire on the earlier of December 18, 2017 and the date of the Company’s dissolution and liquidation of the Trust Account, unless such Warrants are earlier redeemed.

The Warrants may be redeemed by the Company at a price of $0.01 per Warrant in whole but not in part upon 30 days prior written notice after the Warrants become exercisable, only in the event that the last sale price of the ordinary shares is at least $15.00 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given. In the event that there is no effective registration statement or prospectus covering the ordinary shares issuable upon exercise of the Warrants, holders of Warrants may elect to exercise them on a cashless basis by paying the exercise price by surrendering their Warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of shares underlying the redeemable warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” means the average reported last sale price of our ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the Warrant notice is sent to the warrant agent. The Company would not receive additional proceeds to the extent the redeemable warrants are exercised on a cashless basis.

F-6

The callable Class A Shares and Warrants will begin separate trading on the earlier of March 18, 2013 or the announcement by the underwriters of the decision to allow earlier trading, subject to the filing by the Company of a Report of Foreign Private Issuer on Form 6-K with the SEC containing an audited Balance Sheet reflecting the receipt of the proceeds from the Public Offering. The callable Class A Shares will continue to trade until the Acquisition Transaction has been completed, at which time they will either: (i) automatically be consolidated with all ordinary shares into one series, if redemption rights were granted prior to, or concurrently with, the completion of the Acquisition Transaction; or (ii) automatically separate from the units and convert to callable Class B Shares, if the Acquisition Transaction is completed prior to a post acquisition tender offer. After the post-acquisition tender offer, the callable Class B Shares will be consolidated with other outstanding ordinary shares. Upon consummation of the Public Offering, the ordinary shares purchased by the founders were exchanged for Class A Shares (Note 6). Such shares will not be redeemable, will be placed in escrow and will not be released until December 18, 2014.

The Company sold to Chardan Capital Markets, LLC and its designees (the “Underwriter”), for an aggregate of $100, an option to purchase 280,000 units comprised of 280,000 ordinary shares and warrants to purchase 280,000 ordinary shares. The Underwriter’s unit purchase option will be exercisable at any time, in whole or in part, from the later of (i) the consolidation of each series of the Company’s ordinary shares into one class of ordinary shares, or (ii) June 18, 2013, and expiring on the earlier of December 18, 2017 and the day immediately prior to the day on which the Company has been dissolved. The Company has accounted for the fair value of the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Public Offering resulting in a charge directly to shareholders’ equity. The Company estimates that the fair value of this unit purchase option is approximately $968,876 (or $3.46 per unit) using a Black-Scholes option-pricing model. The fair value of the unit purchase option to be granted to the underwriter is estimated as of the date of grant using the following assumptions: (1) expected volatility of 46%, (2) risk-free interest rate of 0.76% and (3) expected life of five years. The Company has no obligation to net cash settle the exercise of the unit purchase option or underlying Warrants.

In connection with the Underwriter Placement, on December 21, 2012, the Company sold to the underwriters of the Public Offering, including Maxim Group LLC, the qualified independent underwriter, for an aggregate of $2,720, an aggregate of 136,000 Class A Shares (the “Underwriter Shares”). Such shares are not redeemable, have been placed in escrow and will not be released until December 18, 2014. Additionally, the underwriters have agreed to waive their rights to participate in any distribution from the Trust Account. The Company accounted for the fair value of the Underwriter Shares, inclusive of the receipt of $2,720 cash payment, as an expense of the Public Offering resulting in a charge directly to shareholders’ equity. The Company estimates that the fair value of these shares is approximately $1,360,000 ($10.00 per share).

In connection with the Private Placement, on December 21, 2012, the founders and certain of their designees purchased 4,500,000 warrants (the “Placement Warrants”) at a price of $0.75 per warrant for an aggregate purchase price of $3,375,000. The proceeds from the sale of the Placement Warrants will be held in the Trust Account pending completion of the Acquisition Transaction. The Placement Warrants will be identical to the Warrants, except that the Placement Warrants are (i) subject to certain transfer restrictions described below, (ii) cannot be redeemed by the Company, and (iii) may be exercised during the applicable exercise period, on a for cash or cashless basis, at any time after the consolidation of each series of the Company’s ordinary shares into one class of ordinary shares after consummation of an Acquisition Transaction or post-acquisition tender offer, as the case may be, even if there is not an effective registration statement relating to the shares underlying the Placement Warrants, so long as such warrants are held by the founders, their designees, or their affiliates. Notwithstanding the foregoing, if the Placement Warrants are held by holders other than the founders or their permitted transferees, the Placement Warrants will only be exercisable by the holders on the same basis as the Warrants included in the units being sold in the Public Offering.

The founders have agreed, subject to certain exceptions below, not to sell, assign or otherwise transfer any of their Placement Warrants until the consummation of the Acquisition Transaction or the completion of a post-acquisition tender offer, as the case may be. Prior to the consummation of an Acquisition Transaction or the completion of a post-acquisition tender offer, as the case may be, the Placement Warrants may only be transferred (i) by gift to an affiliate or a member of the holder’s immediate family (or a member of the immediate family of its officers or directors) or to a trust or other entity, the beneficiary of which is the holder (or one of its officers or directors or a member of their respective immediate families), (ii) by virtue of the laws of descent and distribution upon death of any holder, or (iii) pursuant to a qualified domestic relations order; provided, however, that as relates to the Placement Warrants, any such transfers may be implemented only upon the respective transferee’s written agreement to be bound by the terms and conditions of the insider letter agreement executed by the transferring holder.

F-7

3	Summary of Significant Accounting Policies

Cash And Cash Equivalents

The Company considers all short-term investments with a maturity date of three months or less when purchased to be cash equivalents. At times the Company’s cash deposits may exceed insured amounts. Accordingly, the Company is subject to the risk of failure of the financial institutions where it maintains its cash deposits.

Use of estimates

The preparation of the balance sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Income tax

The Company complies with FASB ASC 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. FASB ASC 740 also establishes recognition requirements for the accounting for uncertainty in income taxes. The Company has identified the British Virgin Islands as its only major tax jurisdiction. There were no unrecognized tax benefits as of December 21, 2012. Since the Company was incorporated on November 28, 2011, the evaluation was performed for the tax year ended October 31, 2012, which will be the only period subject to examination. The section prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at December 21, 2012. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

Recent Accounting Pronouncements

The Company does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

4	Commitments

The Company entered into an agreement with the underwriters (the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, the Company paid an underwriting discount of 1.8% of the gross proceeds of the Public Offering, or $720,000. The Company will pay an underwriting discount of 1.75% of the gross proceeds of the sale of any Units pursuant to the exercise of the underwriter’s over-allotment option, or an aggregate of $783,000 if the underwriters’ over-allotment option is exercised in full.

F-8

The holders of the founders’ shares, as well as the holders of the Placement Warrants (and underlying securities) and Underwriter Shares, are entitled to registration rights pursuant to a registration rights agreement signed on December 18, 2012. The holders of the majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the founders’ shares and Underwriter Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which the founders’ shares are to be released from escrow. The holders of a majority of the Placement Warrants (or underlying securities) can elect to exercise these registration rights at any time after the Company consummates an Acquisition Transaction or completes a post-acquisition tender offer, as the case may be. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of an Acquisition Transaction or post-acquisition tender offer. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

5	Related Party Transactions

The Company issued a $180,155 unsecured promissory note to Intercarbo AG on February 13, 2012. Additional unsecured promissory notes in the amounts of $52,000 and $170,000 were issued on April 30, 2012 and July 16, 2012, respectively. The notes were non-interest bearing and are payable promptly after the consummation of the Public Offering. Through December 21, 2012, the Company had received $387,155 pursuant to the notes which were repaid on December 24, 2012. Intercarbo AG is an affiliate of Mr. Taras Vazhnov, a director of the Company.

The Company agreed to pay to Intercarbo AG a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on December 18, 2012 and ending on the earlier of the consummation of an Acquisition Transaction or the Company’s liquidation. The payments will be paid at the time of an Acquisition Transaction, or in the event of liquidation, only out of interest earned on the Trust Account or assets not held in trust, if any.

6.	Shareholders’ Equity

Preferred Shares:

The Company’s Amended and Restated Memorandum of Association authorizes the issuance of up to 5,000,000 preferred shares each with such designation, rights and preferences as may be determined by the board of directors. No preferred shares are currently issued or outstanding.

Ordinary Shares:

The Company’s Amended and Restated Memorandum of Association authorizes the issuance of up to 75,000,000 ordinary shares. No ordinary shares are currently issued or outstanding.

Class A Shares:

The Company’s Amended and Restated Memorandum of Association authorizes the issuance of up to 25,000,000 Class A shares. As of December 21, 2012, 1,726,000 Class A shares were issued and outstanding, excluding 3,500,000 Class A shares subject to possible redemption or tender, and of which 90,000 Class A shares are subject to forfeiture to the extent that the underwriter’s over-allotment option is not exercised in full.

Class B Shares:

The Company’s Amended and Restated Memorandum of Association authorizes the issuance of up to 25,000,000 Class B Shares. No Class B shares are currently issued or outstanding.

Class C Shares:

The Company’s Amended and Restated Memorandum of Association authorizes the issuance of up to 25,000,000 Class C Shares. No Class C shares are currently issued or outstanding.

F-9

On November 28, 2011, the Company issued 100 ordinary shares to Kyle Shostak, the Company’s initial shareholder and founder, for a consideration of $0.01. On February 13, 2012, the Company issued 2,804,562 ordinary shares to CIS Acquisition Holding Co. Ltd. and 70,338 ordinary shares to Mr. Shostak for an aggregate consideration of $24,999.99, or approximately $0.0087 per share. On October 18, 2012, the founders contributed an aggregate of 1,437,500 shares of the Company’s ordinary shares to the Company’s capital at no cost to the Company and the Company subsequently cancelled such shares. On November 30, 2012, the founders contributed an aggregate of 75,000 shares of the Company’s ordinary shares to the Company’s capital at no cost to the Company and the Company subsequently cancelled such shares. On December 14, 2012, our founders contributed an aggregate of 272,500 shares to the Company’s capital at no cost to the Company and the Company subsequently cancelled such shares. Immediately prior to the consummation of the Public Offering, the founders exchanged all 1,090,000 ordinary shares for their respective portion of 1,090,000 newly-issued Class A Shares. The Company will redeem up to 90,000 of the founders’ Class A shares for no consideration to the extent the underwriters do not exercise the over-allotment option in full so that the Company’s founders will own 20% of the issued and outstanding Class A shares (not including the Underwriter Shares) after the Public Offering. Additionally, the founders and the underwriters agreed not to redeem or tender the Class A Shares that they hold. The founders’ shares and the Underwriter Shares will automatically convert to Class C Shares or ordinary shares, as applicable, upon consummation of the Acquisition Transaction.

7	Subsequent Events

The Company evaluated events that have occurred after the balance sheet date of December 21, 2012 through the date which the balance sheet was available to be issued. Based upon the review, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the balance sheet other than the repayment of the notes payable to affiliates discussed in Note 5.

F-10